

# Alexco to Release Full Year 2020 Results on March 11, 2021

**February 25, 2021 - Alexco Resource Corp. (NYSE American:AXU) (TSX: AXU) ("Alexco"** or the **"Company")** today announced that it will release its full year 2020 financial results after market close on Thursday, March 11, 2021. Management will host an audio webcast conference call to review those results on Friday, March 12, 2021 at 1:00 pm Eastern Time (10:00 am Pacific Time). To participate in the live call, please use one of the following methods:

| | |
|---|---|
| Dial toll free from Canada or the US: | 1-800-319-4610 |
| Dial from outside Canada or the US: | 1-604-638-5340 |
| Confirmation Code#: | Ask to join the Alexco conference call |
| Live audio webcast: | http://services.choruscall.ca/links/alexco20210312.html |

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

## About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

## Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone:  (778) 945-6577
Email:  info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

**Head Office**                                                                                 T. 604 633 4888

Alexco Resource Corp.                                                                      F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC  V7X 1M9
Canada